ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated August 31, 2009

          Capped Buffered Underlying Securities (BUyS) Linked to the
                   S&P GSCITM Natural Gas Index Excess Return

                    Commodities |X| Bullish |X| Medium Term

Indicative Terms as of August 31, 2009

CUSIP:                        2515A0 R2 1

Issuer:                       Deutsche Bank AG, London Branch

Maturity / Tenor:             36 Months

Index:                        S&P GSCITM Natural Gas Index Excess Return (Bloomberg:
                              SPGCNGP (Index)

Initial Level:                The Index closing level (expressed as the closing
                              level per unit of the Index) on the Trade Date

Final Level:                  The Index closing level (expressed as the closing
                              level per unit of the Index) on the Final Valuation.

Index Return:                               Final Level - Initial Level
                                            -----------------------------
                                                   Initial Level
                                         (subject to the Index Return Cap)

Participation Rate:           150.00%

Index Return Cap:             41.00% - 47.00% (TBD on Trade Date)

Maximum Return:               61.50% - 70.50% (TBD on Trade Date)

Barrier Level:                20.00% of the Initial Level (first 20% depreciation of
                              the Index is protected)

Payment at Maturity:          If the Final Level:

                              (a) is greater than or equal to the Initial Level, you
                              will receive a cash payment equal to the Index Return,
                              multiplied by the Participation Rate, subject to the
                              Index Return Cap.  Accordingly, subject to the Maximum
                              Return, the Payment at Maturity per $1,000 face amount
                              will equal:

                              $1,000 + ($1,000 x Index Return x Participation Rate);

                              OR

                              (b)  is less than the Initial Level, and such decline
                              is equal to or less than the Buffer Level, the Payment
                              at Maturity will equal $1,000 per $1,000 face amount;

                              OR

                              (c) is less than the Initial Level, and such decline
                              is greater than the Buffer Level, the Payment at
                              Maturity per $1,000 face amount will equal: $1,000 +
                              [$1,000 x (Index Return + Buffer Level)].

Discounts and Commissions:    The Agents will not receive a commission in connection
                              with the sales of the securities.  Deutsche Bank
                              Securities Inc. may pay referral fees to other
                              broker-dealers of up to 0.50% or $5.00 per $1,000 face
                              amount. Deutsche Bank Securities Inc. may pay
                              custodial fees to other broker-dealers of up to 0.25%
                              or $2.50 per $1,000 face amount. The Issuer will
                              reimburse Deutsche Bank Securities Inc. for such fees.

Agents:                       Deutsche Bank Securities Inc. and Deutsche Bank Trust
                              Company Americas

                   Best Case Scenario at Maturity

If the Index Return is positive, investors will receive 150.00% of the performance of the Index Return at maturity, subject to a Index
Return Cap of between 41.00% and 47.00% (TBD on Trade Date) for a
Maximum Return of between 61.50% and 70.50% (TBD on Trade Date).

                   Worst Case Scenario at Maturity

If the Final Level is lower than the Initial Level by more than the
Buffer Level, an investment in the BUyS will decline by 1% for every
1% decline in the Index beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss on an investment is 80.00%.

                              Benefits

|X|  Commodity exposure with principal protection for first 20.00% of any depreciation, and upside leverage, subject to the Index Return Cap

|X|  150% of any positive Index Return up to the Index Return Cap

|X|  The BUyS will outperform the Index at maturity if the Final Level is below the Initial Level

                                Risks

|X|  Because BUyS do not offer full principal protection of your initial investment and the return of the BUyS is linked to the performance of the
     Index, you may lose up to 80% of your initial investment

|X|  Return on the BUyS is limited by the Index Return Cap, and you will not benefit from any appreciation of the Index beyond the Index Return Cap

|X|  An investment in BUyS is subject to the credit of the Issuer

                           Important Dates

 Offering Period:....................August 31 - September 3, 2009
 Trade Date:.....................................September 4, 2009
 Settlement Date:...............................September 10, 2009
 Final Valuation Date:...........................September 5, 2012
 Maturity Date:.....................September 10, 2012 (36 Months)

                NOT FDIC / NCUA INSURED OR GUARANTEED
                 MAY LOSE VALUE * NO BANK GUARANTEE
                            NOT A DEPOSIT
            NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

             Deutsche Bank Structured Equity Sales +1 212 250-9905

Return Scenarios at Maturity (Assumes a Buffer Level of 20.00%, a Participation Rate of 150.00%, an Index Return Cap of 44.00% and an Initial Level of 1.318)
Final Level	Percentage Change in Index	Capped Index Return (%)	Payment at Maturity (per $1,000 invested)	Return on BUyS (%)
2.635	100.00%	44.00%	$1,660.00	66.00%
2.372	80.00%	44.00%	$1,660.00	66.00%
2.108	60.00%	44.00%	$1,660.00	66.00%
1.845	40.00%	40.00%	$1,600.00	60.00%
1.581	20.00%	20.00%	$1,300.00	30.00%
1.449	10.00%	10.00%	$1,150.00	11.50%
1.383	5.00%	5.00%	$1,075.00	7.50%
1.318	0.00%	0.00%	$1,000.00	0.00%
1.186	-10.00%	-10.00%	$1,000.00	0.00%
1.054	-20.00%	-20.00%	$1,000.00	0.00%
0.791	-40.00%	-40.00%	$ 800.00	-20.00%
0.527	-60.00%	-60.00%	$ 600.00	-40.00%
0.264	-80.00%	-80.00%	$ 400.00	-60.00%
0.000	-100.00%	-100.00%	$ 200.00	-80.00%
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Selected Risk Factors
YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS — The BUyS do not guarantee any return of your initial investment in excess of $200 per $1,000 face amount. The return on the BUyS at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index performance is positive or negative.
THE RETURN ON YOUR BUyS IS LIMITED BY THE INDEX RETURN CAP — The Index Return cannot exceed the Index Return Cap of between 41.00% and 47.00% (to be determined on the Trade Date) and your payment at maturity is limited to a maximum payment of between $1,615.00 and $1,705.00 (to be determined on the Trade Date) for each $1,000.00 face amount of the BUyS you hold, regardless of any increase in the Index beyond the Index Return Cap.
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.
OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE BUyS — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Index or the value of the BUyS.
POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.
LACK OF LIQUIDITY — There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.
HIGH MARKET VOLATILITY — The market price of the commodity comprising the Index may fluctuate rapidly based on numerous factors, including but not limited to, changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the Index and therefore the value of your securities in varying ways

COUNTERPARTY RISK — The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS — In addition to the level of the Index on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.
A COMMODITY HEDGING DISRUPTION EVENT COULD RESULT IN THE EARLY ACCELERATION OF THE BUyS — We have the right (but not the obligation) to repurchase the BUyS prior to maturity if legal or regulatory restrictions prevent us from hedging our obligations under the BUyS.
THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 726J and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 726J and this fact sheet if you so request by calling toll-free 1-800-311-4409.
You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

Deutsche Bank Structured Equity Sales    +1 212 250-9905